

February 12, 2025

David Galan
Chief Financial Officer
Murano Global Investments Plc
25 Berkeley Square
London W1J 6HN
United Kingdom

      Re: Murano Global Investments Plc
            Form 20-F
            Filed May 1, 2024
            File No. 001-41985

Dear David Galan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Hugo Triaca